Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1)

Registration statement (Form S-8 No. 333-225331) pertaining to the Fairmount Santrol Holdings Inc. Amended and Restated 2014 Long Term Incentive Plan, FMSA Holdings Inc. Stock Option Plan and FMSA Holdings Inc. Long Term Incentive Compensation Plan of Covia Holdings Corporation, and

2)	Registration statement (Form S-8 No. 333-225662) pertaining to the Covia Holdings Corporation 2018 Omnibus Incentive Plan of Covia Holdings Corporation

of our report dated March 16, 2020, with respect to the consolidated financial statements of Covia Holdings Corporation, and the effectiveness of internal control over financial reporting of Covia Holdings Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2019.

/s/ Ernst & Young LLP
Cleveland, Ohio
March 16, 2020